Announcement to the Market

Evolution of ESG Strategy

Itaú Unibanco Holding S.A. ("Company") announces to its stockholders and the market in general the update of its ESG (Environmental, Social and Governance) strategy, reaffirming its commitment to sustainable development and the generation of value for its shareholders, clients, employees and society.

The company integrates sustainability practices into its operations, business and relationships with society to support the transition to a low-carbon economy, promote economic and social development, and strengthen corporate governance.

The evolution of the Company's ESG strategy was structured around three main pillars to ensure that customer and society demands, market trends, opportunities, risks and global challenges are prioritized and reflected in the strategy:

• **Diversity and Development**, which intends to promote diversity in the workforce, as well as inclusion and the socio-economic development of people and businesses.

• **Climate Transition**, which focuses on reducing GHG emissions from our operations and value chain, and supporting our customers in their transition to a low-carbon economy and.

• **Sustainable Finance**, with a focus on generating increasingly sustainable business opportunities, such as green and socially responsible products and services.

The company also announces, one year earlier than planned, the achievement of its 2019 target of contributing R$400 billion to sustainable development and reaffirms its commitment to a sustainable future by expanding the timeframe and value of this strategic goal to R$1 trillion in sustainable finance by 2030[1].

For more information, visit the Company's sustainability website.

São Paulo (SP), November 04, 2024.

Gustavo Lopes Rodrigues

Investor Relations Officer

[1] The strategic goal covers the period from Jan-20 to Dec-30 and considers our old commitment of R$400 billion and projects a further R$600 billion. From Jan-25, new accounting criteria will be considered in line with advances in the sustainable finance taxonomy published on the sustainability website.